Filed by Viking Mutual Funds (Commission File No. 333-219087)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

July 26, 2017

Dear Financial Advisor:

At Integrity Viking Funds we value the relationships we have with our Financial Advisors and are committed to keeping you informed. This letter is to notify you that shareholders of the Funds listed below will soon be receiving a proxy. The purpose of the proxy is to consolidate all municipal funds managed by Viking Fund Management, LLC under a single corporate entity and to standardize disclosure of such Funds. It is expected that proxies will go to Fund Shareholders in early August, with completion anticipated on or after September 21, 2017.

Should you receive any calls from your clients you can assure them the change will not affect the portfolio management of their fund in any way. The Funds will have the identical portfolio management personnel and symbols, and the performance record of the Funds will continue in all respects. For shareholders in these Funds, the transition will be virtually seamless.

Please refer to the table below for the list of Funds affected by this proxy.

Fund	Ticker
Kansas Municipal Fund	KSMUX
Maine Municipal Fund	MEMUX
Nebraska Municipal Fund	NEMUX
New Hampshire Municipal Fund	NHMUX
Oklahoma Municipal Fund	OKMUX

I personally want to thank you for the trust and confidence you have placed in Integrity Viking Funds and look forward to building on the relationship we have with you. If you have any questions or concerns contact your wholesaler or call us at 800-276-1262.

Sincerely,

Shannon D. Radke

President

IMPORTANT INFORMATION

In connection with the proposed Fund consolidation discussed herein, a Form N-14 registration statement containing a joint proxy statement/prospectuses has been filed with the SEC but is not yet effective.  Investors are urged to read the joint proxy statement/prospectus and any other relevant documents because they contain important information about the proposed Fund consolidation.  Investors may access the registration statement containing the joint proxy statement/prospectus and other documents, when available, free of charge on the SEC’s web site at www.sec.gov.

This communication is not a solicitation of a proxy from any Fund shareholder and does not constitute an offer of any securities for sale.  No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.  However, the Funds, Viking Fund Management, LLC and certain of their respective trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the proposed Fund consolidation discussed herein. Information about the trustees and officers of the Funds may be found in their Annual Report previously filed with the SEC.